Mail Stop 3561

October 18, 2006

Via Fax & U.S. Mail

Mr. Jessee Dobrinsky
Chairman and Chief Executive Officer
Cargo Connection Logistics Holding, Inc.
600 Bayview Avenue
Inwood, New York 11096

> **Re:** Cargo Connection Logistics Holding, Inc.
> **Form 10-KSB**
> **Filed May 22, 2006**
> **File No. 0-28223**

Dear Mr. Dobrinsky:

We have reviewed your letter dated October 10, 2006 and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Statements of Stockholders' Deficiency, page F-4

1. We note from your response to our prior comments number 11 and 13 that shares of common stock issued in connection with the conversion of series IV preferred stock and notes payable subsequent to the date of the reverse merger are presented as activity for the year ended December 31, 2005; however, we also note that shares of common stock issued prior to May 12, 2005 (date of the reverse merger) were included in the balance as of January 1, 2004 which was retroactively restated to reflect the reverse merger. Please note we do not believe your presentation of the reverse merger within your statements of stockholders' equity is appropriate. The equity of the acquiring enterprise should be presented as the equity of the combined enterprise; however the capital stock account of the acquiring enterprise is adjusted to reflect the par value of the outstanding stock of

the legal acquirer after giving effect to the number of shares issued in the business combination. For periods prior to the reverse acquisition, the equity of the combined enterprise is the historical equity of the accounting acquirer prior to the merger restated using the share exchange ratio of the reverse merger. Shares retained by the legal acquirer (accounting acquiree) is reflected as an issuance as of the reverse merger date, if any. In this regard, we believe you should revise your presentation in the statements of stockholders' equity to correctly reflect the equity of the combined enterprise prior to and subsequent to the reverse merger in accordance with the accounting discussed above.

2. Also, with respect to our prior comment number 12, please revise your presentation of the 8,315,789 shares of common stock returned by Cornell Capital during fiscal 2005, accordingly.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Scott Goodman, CFO
(516) 239-0411